EXHIBIT 99.1

SKF, Rautaruukki and Wartsila to merge long steel business

AB SKF, Rautaruukki Corporation and Wartsila Corporation have today signed a Memorandum of Understanding expressing their intention to combine long steel businesses into a jointly owned new company ("NewCo"). NewCo's operations will consist of SKF's subsidiary Ovako Steel, Wartsila's subsidiary Imatra Steel and Rautaruukki's long products subsidiaries Fundia Special Bar, Fundia Wire and Fundia Bar & Wire Processing. Rautaruukki's reinforcing business will not be part of the transaction. Rautaruukki, SKF and Wartsila will own 47.0%, 26.5% and 26.5% of NewCo, respectively. The transaction is subject to, e.g., due diligence, signing of definitive agreements and relevant regulatory approvals. Definitive agreements are expected to be signed by June 30, 2005.

NewCo will be a leading European long steel producer of engineering steels to the rolling bearing, heavy vehicle, automotive and general engineering industries. The three contributed businesses complement each other well in terms of competencies. NewCo will be a strong company to the benefit of customers, employees and shareholders. NewCo will have 18 production sites in six countries.

As a specialised long steel producer, NewCo will create value for its shareholders through increased size and scale leading to improved cost competitiveness. The high potential in existing businesses combined with the estimated synergies offer excellent possibilities for future development and improved profitability. The combination will generate cost synergies in production, distribution, purchasing, R&D, sales and administration. The annual cost savings are estimated to be EURO 30-40 million. The shareholders are strongly committed to extract the synergies and the full run-rate level is expected to be reached by the end of 2007. Estimated total one-off costs and capital expenditures necessary to achieve synergies amount to EURO 10-20 million and EURO 20-25 million, respectively, over a three-year period.

Customers will benefit from a broader product and service offering as well as from a wider technical competence. The long-term supply relationship with SKF will be continued.

NewCo's pro forma 2004 net sales amount to around EURO 1.3 billion and pro forma 2004 EBIT to EURO 86 million. Combined net capital employed amounts to EURO 533 million and total assets to EURO 836 million. NewCo had a pro forma total steel production of 2 Mt in 2004 and currently has 5,200 employees. Jarmo Tonteri, currently CEO, Fundia AB, will be appointed as CEO. NewCo will be domiciled Helsinki, Finland and have its headquarters in Stockholm, Sweden.

NewCo shall be independent and financially strong. The shareholders have agreed that NewCo initially will be capitalised to a net gearing (net debt/equity) of 37.5% and shall aim to replace its interest-bearing debts from shareholders with external financing.

The transaction offers a structural solution for the shareholders to focus on their core businesses. In addition, the shareholders' loans to NewCo will be reduced following the planned refinancing of NewCo's interest bearing debts.

The shareholders will exchange their shares in the contributed companies into NewCo shares. NewCo will be accounted for as an associated company in its shareholders consolidated accounts.

Press conference, conference call and webcast: A press conference will be held today, February 17, at 13:00 Finnish time in Helsinki at Adams Hall, Erottajankatu 15-17. Sakari Tamminen, President and CEO Rautaruukki Corporation, Tom Johnstone, President and CEO AB SKF and Ole Johansson, President and CEO Wartsila Corporation will host the conference. The press conference will be webcast live. A conference call will be arranged to facilitate questions from webcast viewers. To participate in the conference call please dial +44 8700013143, titled "Long Steel". The presentation material and the link to the webcast can be found one hour before the press conference on the companies'websites www.ruukki.com, http://investors.skf.com and www.wartsila.com. The press conference will be held in English.

Goteborg, February 17, 2005

AB SKF
(Publ)

For further information, please contact:
PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541,
e-mail: Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994,
e-mail: Marita.Bjork@skf.com

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